Exhibit (a)(23)

     Q&A List - following 31st March 2004

1.   Can the offer be amended any further?

     No, according to German takeover law, the Bidder may not further amend the offer.

2.   Until when do I have time to tender my shares?

     The so-called subsequent tender period starts immediately after publication of the results of the offer, which is scheduled for April 3, 2004. Therefore, the subsequent tender offer period is expected to start on April 4 and to end on April 19, 2004 at 24:00h CET, 6:00pm NY time.

3.   Why is there a subsequent acceptance period?

     According to German takeover law, shareholders who have not accepted the offer during the initial acceptance period may do so in the subsequent acceptance period, in the event all conditions to the offer are met. Shareholders who tender their shares during this time are entitled to receive the same offer price.

4.   Can I still withdraw my shares once I have accepted the offer?

     Shares tendered during the subsequent acceptance period cannot be withdrawn from the tender.

5.   What is Blackstone's post acquisition strategy?

     According to the Offer Document, Blackstone supports the strategic and restructuring initiatives that current management has embarked upon and intends to support and, together with the management of Celanese AG, to continue these.

6.   Is Blackstone still pursuing a squeeze-out of the remaining shareholders?

     Yes, according to the supplement of the offer document published in Borsen-Zeitung on March 13, 2004, Blackstone still strives for the acquisition of 95% of the outstanding shares followed by a squeeze-out.

7.   What happens if I don't tender my shares?

     In that case you will remain a shareholders of Celanese AG. However, the Bidder has stated its intention to pursue a delisting or squeeze-out if the legal requirements are met.

8.   Will Celanese be delisted following consummation of this offer?

     Blackstone and the Bidder have stated their intention to pursue a delisting of the registered ordinary shares of Celanese AG from the New York Stock Exchange following the consummation of the offer. Blackstone and the Bidder have also stated that they may cause Celanese AG to apply for a revocation of admission of the registered ordinary shares of Celanese AG to the Frankfurt Stock Exchange.

9. If Blackstone does not own 95% in the end - are there any alternatives to a squeeze-out?

     As an alternative to a squeeze-out procedure, according to the Offer Document Blackstone might also consider converting Celanese AG from its current legal form of a stock corpora-


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     tion into either a limited partnership (Kommanditgesellschaft, KG) or a limited liability company (Gesellschaft mit beschrankter Haftung, GmbH) in accordance with the provisions of the German Transformation Act (UmwG).

     Furthermore, Blackstone stated that they have the intention to enter into a domination agreement and/or a profit and loss transfer agreement (Beherrschungs- und Gewinnabfuhrungsvertrag) with Celanese AG.

10. Will Blackstone exercise control over Celanese AG if the offer is completed?

     With more than 75% of the shares, Blackstone has the voting power necessary to require Celanese AG to enter into a domination agreement and/or a profit and loss transfer agreement (Beherrschungs- und Gewinnabfuhrungsvertrag) with Blackstone. Blackstone stated that they have the intention to enter into these agreements with Celanese AG.

11. What kind of compensation would shareholders receive in case of a domination agreement or squeeze-out?

     In such a case, Blackstone will be required under German law to make an offer to all of the then outstanding shareholders of Celanese AG to acquire their registered ordinary shares of Celanese AG in exchange for fair cash compensation and to pay minority shareholders who do not accept such offer a guaranteed dividend in lieu of any future dividends. The amount of the fair cash compensation and guaranteed dividend that would be paid to minority shareholders in connection with the entering into of a domination and profit and loss transfer agreement will be determined by Blackstone and Celanese AG on the basis of an analysis of the fair enterprise value (Unternehmensbewertung) of Celanese AG at the time of the shareholders' meeting in which a resolution with respect to the entering into of such an agreement by Celanese AG is adopted, and may be higher, lower or the same as the EUR 32.50 per share offer price.


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